

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

April 24, 2007

Via U.S. Mail and Fax (701)652-3552

Mr. Edward O. Irion
Chief Financial Officer
Dakota Growers Pasta Company, Inc.
One Pasta Avenue
Carrington, ND 58421

> **Re: Dakota Growers Pasta Company, Inc.**
> **Form 10-K for the Fiscal Year Ended July 31, 2006**
> **Filed October 30, 2006**
> **File No. 0-50111**

Dear Mr. Irion:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

/s/ April Sifford

April Sifford
Branch Chief Accountant